Exhibit 99.1
Cascades Inc.

Consolidated Balance Sheets

			As at June 30,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note		2009	2008
				(restated - note 1a))
Assets
Current assets
Cash and cash equivalents			12	11
Accounts receivable			625	657
Inventories			551	580

			1,188	1,248
Property, plant and equipment			1,959	2,030
Intangible assets	4 a	)	132	149
Other assets	4 b	)	286	283
Goodwill			321	321

			3,886	4,031

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances			83	104
Accounts payable and accrued liabilities			534	586
Current portion of long-term debt	5		38	36

			655	726
Long-term debt	5		1,549	1,672
Other liabilities	6		373	377

			2,577	2,775

Commitment and Contingencies	9
Shareholders’ Equity
Capital stock			510	515
Retained earnings			717	656
Accumulated other comprehensive income	8		82	85

			1,309	1,256

			3,886	4,031

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cascades Inc.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2009	2008	2009	2008
			(restated - note		(restated - note
			1a))		1a))
Sales		981	999	1,951	1,958

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		750	843	1,502	1,648
Depreciation and amortization		55	53	109	104
Selling and administrative expenses		108	94	216	191
Gains or losses on disposal and others	3	1	—	1	5
Impairment and other restructuring costs	2	3	8	8	16
Gain on financial instruments		(11)	(7)	(9)	(8)

		906	991	1,827	1,956

Operating income from continuing operations		75	8	124	2
Interest expense		25	26	52	50
Gain on purchases of senior notes		—	—	(14)	—
Loss on derivative financial instruments on long-term debt		2	—	—	—
Foreign exchange loss on long-term debt		3	15	5	20

		45	(33)	81	(68)
Provision for (recovery of) income taxes		17	(9)	22	(18)
Share of results of significantly influenced companies		(2)	—	(7)	(4)
Non-controlling interest		—	—	(1)	1

Net earnings (loss) from continuing operations		30	(24)	67	(47)
Net earnings (loss) from discontinued operations		—	(1)	—	18

Net earnings (loss) for the period		30	(25)	67	(29)

Basic and diluted net earnings (loss) from continuing operations per common share		$0.30	$(0.24)	$0.68	$(0.47)

Basic and diluted net earnings (loss) per common share		$0.30	$(0.25)	$0.68	$(0.29)

Weighted average number of common shares outstanding		97,467,651	98,851,585	97,960,461	98,946,693

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cascades Inc.

Consolidated Statements of Shareholders’ Equity

			For the 6-month periods ended June 30,
						2009
					Accumulated other
					comprehensive
(in millions of Canadian dollars) (unaudited)	Note		Capital stock	Retained earnings	income	Shareholders’ Equity
Balance — Beginning of period			515	656	85	1,256
Cumulative impact of accounting changes	1 a	)	—	(1)	—	(1)

Restated balance — Beginning of period			515	655	85	1,255
Comprehensive income:
Net earnings for the period			—	67	—	67
Change in other comprehensive income (loss)			—	—	(3)	(3)
Comprehensive income for the period						64
Dividends			—	(8)	—	(8)
Redemption of common shares			(5)	3	—	(2)

Balance — End of period			510	717	82	1,309

	For the 6-month periods ended June 30,
				2008
	(restated - note 1a))
			Accumulated other
			comprehensive
(in millions of Canadian dollars) (unaudited)	Capital stock	Retained earnings	income (loss)	Shareholders’ Equity
Balance — Beginning of period	517	728	(43)	1,202
Cumulative impact of accounting changes	—	(1)	—	(1)

Restated balance — Beginning of period	517	727	(43)	1,201
Comprehensive income:
Net loss for the period	—	(29)	—	(29)
Change in other comprehensive income	—	—	48	48
Comprehensive income for the period				19
Dividends	—	(8)	—	(8)
Redemption of common shares	(1)	(1)	—	(2)

Balance — End of period	516	689	5	1,210

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cascades Inc.

Consolidated statements of comprehensive income (loss)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Net earnings (loss) for the period	30	(25)	67	(29)

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	(61)	(10)	(44)	43
Change in foreign currency translation related to hedging activities	39	—	25	—
Income taxes	(5)	—	(3)	—
Cash flow hedges
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	28	—	29	(3)
Change in fair value of interest rate swap agreements designated as cash flow hedges	—	1	—	—
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	3	5	(1)	11
Income taxes	(10)	(2)	(9)	(3)

	(6)	(6)	(3)	48

Comprehensive income (loss) for the period	24	(31)	64	19

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cascades Inc.

Consolidated Statements of Cash Flows

		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	Note	2009	2008	2009	2008
			(restated -		(restated -
			note 1a))		note 1a))
Operating activities from continuing operations
Net earnings (loss) for the period		30	(25)	67	(29)
Net earnings (loss) from discontinued operations		—	1	—	(18)

Net earnings (loss) from continuing operations		30	(24)	67	(47)
Adjustments for
Depreciation and amortization		55	53	109	104
Gains or losses on disposal and others	3	1	—	1	5
Impairment and other restructuring costs	2	—	3	3	3
Unrealized gain on financial instruments		(13)	(7)	(14)	(7)
Unrealized loss on derivative financial instruments on long-term debt		2	—	—	—
Foreign exchange loss on long-term debt		3	15	5	20
Gain on purchases of senior notes		—	—	(14)	—
Future income taxes		2	(13)	(1)	(33)
Share of results of significantly influenced companies		(2)	—	(7)	(4)
Non-controlling interest		—	—	(1)	1
Others		3	(6)	1	(4)
Early settlement of natural gas contracts		—	15	—	15

		81	36	149	53
Change in non-cash working capital components		1	12	—	(36)

		82	48	149	17

Investing activities from continuing operations
Purchases of property, plant and equipment		(32)	(42)	(72)	(83)
Proceeds from disposal of property plant and equipment		2	5	2	5
Decrease (increase) in other assets		(8)	3	(11)	2
Cash of a joint venture and business acquisitions		—	—	—	6

		(38)	(34)	(81)	(70)

Financing activities from continuing operations
Bank loans and advances		13	(20)	(19)	(5)
Change in revolving credit facilities		(57)	11	(45)	22
Purchases of senior notes		(4)	—	(18)	—
Increase in other long-term debt		3	—	25	—
Payments of other long-term debt		(4)	(5)	(5)	(6)
Early settlement of foreign exchange contracts	8	8	—	8	—
Redemption of common shares		—	—	(2)	(2)
Dividends		(4)	(4)	(8)	(8)

		(45)	(18)	(64)	1

Change in cash and cash equivalents during the period from continuing operations		(1)	(4)	4	(52)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal		—	8	(3)	43

Net change in cash and cash equivalents during the period		(1)	4	1	(9)
Translation adjustments on cash and cash equivalents		—	(1)	—	5
Cash and cash equivalents — Beginning of period		13	18	11	25

Cash and cash equivalents — End of period		12	21	12	21

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Cascades Inc.
Selected Segmented Information

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Sales
Packaging products
Boxboard
Manufacturing	178	184	358	379
Converting	181	170	362	331
Intersegment sales	(23)	(23)	(48)	(50)

	336	331	672	660

Containerboard
Manufacturing	130	150	261	304
Converting	230	246	447	473
Intersegment sales	(85)	(95)	(170)	(185)

	275	301	538	592

Specialty products
Manufacturing	85	76	171	152
Converting	61	67	122	130
Recovery and deinked pulp	64	100	123	193
Intersegment sales	(22)	(25)	(42)	(48)

	188	218	374	427
Intersegment sales	(15)	(25)	(28)	(53)

	784	825	1,556	1,626

Tissue papers
Manufacturing and converting	207	184	418	354

Intersegment sales	(10)	(10)	(23)	(22)

Total	981	999	1,951	1,958

Cascades Inc.
Selected Segmented Information

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	13	(10)	25	(16)
Converting	16	12	28	24
Others	—	(3)	(2)	(10)

	29	(1)	51	(2)

Containerboard
Manufacturing	26	10	61	27
Converting	11	17	18	31
Others	2	—	(5)	3

	39	27	74	61

Specialty products
Manufacturing	11	—	20	(1)
Converting	6	8	11	13
Recovery and deinked pulp	6	6	6	11
Others	(1)	—	(2)	—

	22	14	35	23
	90	40	160	82

Tissue papers
Manufacturing and converting	42	14	81	26

Corporate	(2)	7	(8)	(2)

Operating income before depreciation and amortization from continuing operations	130	61	233	106

		(restated - note 1a))		(restated - note 1a))
Depreciation and amortization
Boxboard	(19)	(18)	(38)	(34)
Containerboard	(16)	(15)	(32)	(31)
Specialty products	(9)	(8)	(17)	(16)
Tissue papers	(9)	(9)	(18)	(17)
Corporate and eliminations	(2)	(3)	(4)	(6)

	(55)	(53)	(109)	(104)
Operating income from continuing operations	75	8	124	2

Cascades Inc.
Selected Segmented Information

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
(in millions of Canadian dollars) (unaudited)	2009	2008	2009	2008
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	7	3	13	7
Converting	6	7	12	16

	13	10	25	23

Containerboard
Manufacturing	4	2	7	4
Converting	2	7	4	11

	6	9	11	15

Specialty products
Manufacturing	2	2	3	3
Converting	1	2	2	3
Recovery and deinked pulp	4	9	12	10

	7	13	17	16

	26	32	53	54
Tissue papers
Manufacturing and converting	8	8	15	18

Corporate	1	2	2	4

Total	35	42	70	76

Purchases of property, plant and equipment included in accounts payable
Beginning of period	9	10	14	17
End of period	(12)	(10)	(12)	(10)

Total investing activities	32	42	72	83

Cascades Inc.
Notes to Interim
Consolidated Financial Statements
FOR EACH OF THE YEARS IN THE 3-MONTH AND 6-MONTH PERIOD ENDED JUNE 30, 2009
(tabular amounts in millions of Canadian dollars, except amount per share)(unaudited)
1 ACCOUNTING POLICIES
These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:
a) New accounting standards adopted
Goodwill and intangible assets — On January 1, 2009, the Company adopted, CICA handbook Section 3064 “Goodwill and intangible assets”, replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and CICA handbook Section 3450 “Research and development costs”. This new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other finite-life intangible assets”. The company also reclassed from property, plant and equipment to other assets, the net book value of its software in the amount of $7 million as at December 31, 2008.
The impact of the adoption of Section 3064 is detailed as follows:

	2008					2007
increase (decrease)	March 31	June 30	September 30	December 31	Annual	Annual
Retained earnings — beginning of the period	(1)	—	—	—	(1)	(2)
Depreciation and amortization	—	—	—	(1)	(1)	(1)
Net earnings	—	—	—	1	1	1
Net earnings per common share	—	—	—	0,01	0,01	0,01
Credit risk and the fair value of financial assets and financial liabilities — On January 1, 2009, the Company adopted the CICA issued EIC-173 “Credit risk and the fair value of financial assets and financial liabilities” with retrospective application, without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The company concluded that the adoption of these recommendations did not have a significant impact.
b) New accounting policies adopted
Accounts receivable — Accounts receivable are recorded at cost net of a provision for doubtful accounts that is based on expected collectability. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale. Costs related to the sales of accounts receivable are recognized in earnings in the period when the sale occurs.
c) New accounting standards not yet adopted
Business Combinations — In January 2009, CICA published Section 1582 “Business Combinations”. This section replaces the former Section 1581 “Business combinations”. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this new standard. The Company is currently evaluating the impact of the adoption of this new standard.
Consolidated financial statements and non-controlling interests — In January 2009, CICA published “Consolidated financial statements”, Section 1601 and “Non-controlling interests”, Section 1602. These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt these new standards. The Company is currently evaluating the impact of the adoption of these new standards.

Cascades Inc.
Accounting changes — In June 2009, CICA amended Section 1506 “Accounting changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.
Financial instruments — recognition and measurement — In June 2009, CICA amended Section 3855 “Financial instruments — recognition and measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
Financial instruments — disclosures — In June 2009, CICA amended Section 3862 “Financial instruments — disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurment of financial instruments. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.
2 IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS
The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at June 30, 2009 should be paid within the next twelve months. It includes the provisions relating to discontinued operations.

	As at	As at
	June 30,	December 31,
	2009	2008
Balance at beginning of period	22	19
Additional provision
Severance and pension liability	6	26
Non-monetary items
Pension liability adjustements and others	(2)	1
Payments	(8)	(24)

Balance at end of period	18	22

On April 2, 2009, the Company announced the closure of its Quebec city based corrugated products plant. Sales and distribution services at the Quebec city plant will remain intact and production will be redirected progressively towards the other Quebec based corrugated products plants. The Company recorded an impairment charge of $3 million on property plant and equipments and inventories following this announcement in the first quarter of 2009 and a charge of $2 million during the second quarter of 2009, for severance.
Following the closure of its Dopaco converting plant located in Bakersfield in 2008, the Company recorded a charge of $1 million, in 2009, to terminate the lease of the building used for the operation of Bakersfield. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.
During the second quarter of 2009, the Company incurred restructuring charges totaling $1 million in the Containerboard converting Sector.
3 GAINS OR LOSSES ON DISPOSAL AND OTHERS

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Loss on a contribution to a joint venture	—	—	—	5
Gain on disposal of property, plant and equipment	(2)	—	(2)	—
Pension plan — partial curtailment	3	—	3	—

	1	—	1	5

Cascades Inc.
During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006.
4 INTANGIBLE ASSETS AND OTHER ASSETS

	As at	As at
	June 30,	December 31,
	2009	2008
		(restated - note 1a))
a) Intangible assets are detailed as follows:
Customer relationship and client lists	127	136
Other finite-life intangible assets	5	13

Total intangible assets	132	149

b) Other assets are detailed as follows:
Investments in significantly influenced companies	147	147
Notes receivable	11	8
Other investments	4	3
Investment in shares held for trading	3	2
Deferred charges	15	14
Software	12	—
Employee future benefits	93	97
Fair value of derivative financial assets	3	13

	288	290
Less: Current portion, included in accounts receivable	2	1

Total other assets	286	289

Cascades Inc.
5 LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2009	2008
7.25% Unsecured senior notes of US$646 million (2008 — US$672 million), maturing in 2013	751	823
6.75% Unsecured senior notes of US$250 million (2008 — US$250 million), maturing in 2013	291	306
Revolving and term credit facilities	474	527
Capital lease obligations	2	1
Other debts of subsidiaries	13	15
Other debts without recourse to the Company	65	47

	1,596	1,719
Less: Unamortized financing costs	9	11

Total long-term debt	1,587	1,708
Less:
Current portion of debts of subsidiaries	3	2
Current portion of debts without recourse to the Company	35	34
	38	36

	1,549	1,672

During the first quarter of 2009, the Company purchased US$26.1 million of nominal value of its 7.25% Unsecured senior notes for an amount of US$14.6 million. These notes were not cancelled and are still outstanding as at June 30, 2009 but are held by the Company. The gain resulting from the difference between the nominal value and the amount paid has been recorded in earnings for $14 million.
The Company has provided a limited guarantee to the lenders of one subsidiary for its long-term financing. The maximum amount of the guarantee is $10 million.

Cascades Inc.
6 OTHER LIABILITIES

	As at	As at
	June 30,	December 31,
	2009	2008
Employee future benefits	122	124
Future income taxes	192	199
Fair value of derivative financial liabilities	36	43
Legal settlement	7	9
Non-controlling interest	21	22
Others	14	16

	392	413
Less: Current portion, included in accounts payable and accrued liabilities	19	36

Total other liabilities	373	377

7 ADDITIONAL INFORMATION

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2009	2008	2009	2008
(a) Employee future benefits expenses
Defined benefit pension plans	6	2	12	7
Other employee future benefit plans	2	2	4	4
Defined contribution pension plans	2	1	3	2
(b) Supplemental disclosure
Depreciation of property, plant and equipment	52	50	103	98
Amortization of other assets	3	3	6	6
Amortization of deferred financing cost included in interest expense	2	1	3	2
Interest paid	16	17	52	50
Income taxes paid	14	3	18	10

Cascades Inc.
8 ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at	As at
	June 30,	December 31,
	2009	2008
Foreign currency translation of self-sustaining foreign subsidiaries	(132)	(88)
Foreign currency translation related to hedging activities, net of related income taxes of $45 million (2008 — $42 million)	251	229
Unrealized losses arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $16 million (2008 — $25 million)	(37)	(57)
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $2 million (2008 — $1.5 million)	(2)	(2)
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $(2) million (2008 — $(3) million)	2	3

	82	85

During the second quarter of 2009, the Company terminated, prior to maturity, some foreign exchange forward contracts, related to its U.S.-denominated debt, for net cash proceeds of approximately $8 million. As these contracts were designated as cash flow hedges for the Company’s debt denominated in U.S. dollars, their decrase in fair-value is recorded under “Accumulated Other Comprehensive Income (Loss)” and will be recorded mainly in earnings until 2013.
9 COMMITMENTS AND CONTINGENCIES
The Company is currently working with representatives of the Ontario Ministry of the environment (MOE) — Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the “Mill”). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and AbitibiBowater Inc.’s capacity to assume its proportionate share of responsibility.
On June 12 2009, the Company reached an agreement with Atlantic Packaging Products Ltd., to acquire its tissue business for the price of approximately $60 million. At the beginning of July the Company received the approval from the Competition Bureau and the closing of this transaction is expected by the end of the third quarter of 2009.
10 COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform to the presentation of financial statements adopted as at January 1, 2009.

Cascades Inc.
11 Reconciliation to United States generally accepted accounting principles (U.S. GAAP)
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from those principles that the Company would have followed had its unaudited interim consolidated financial statements been prepared in accordance with accounting for US GAAP. There are also additional disclosures required by US GAAP and certain applicable US SEC regulations, which have been provided, pursuant to the requirements of Item 18 or Form 20-F.
RECENT ACCOUNTING PRONOUNCEMENTS UNDER US GAAP
FAIR VALUE DISCLOSURES FOR INTERIM PERIODS
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107 to interim reporting periods. The disclosures required by this FSP were to be provided in financial statements for the first reporting period ending after June 15, 2009. The Company included the disclosures required by this FSP in the accompanying unaudited interim consolidated financial statements.
FAIR VALUE MEASUREMENTS
In February 2008, the FASB issued FSP FAS 157-2, which delayed the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company adopted the provisions of this statement with respect to its financial assets and liabilities that are measured at fair value effective January 1, 2008. The Company adopted the provisions of SFAS No. 157 in respect of its non-financial assets and liabilities effective January 1, 2009 in the preparation of the accompanying unaudited interim consolidated financial statements. The adoption of this FSP had no impact on the Company’s financial position and results of operations.
In October 2008, the FASB issued FSP FAS 157-3, which clarifies the application of SFAS No. 157 in cases where the market for the asset is not active. FSP FAS 157-3 is effective upon issuance. The Company considered the guidance provided by the FSP in the preparation of the accompanying unaudited interim consolidated financial statements. The adoption of this FSP had no impact on the Company’s financial position and results of operations.
In April 2009, the FASB issued Staff Position (“FSP”) No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the financial Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The FSP also provides guidance on indentifying transactions that are not orderly by assessing certain factors among which are: an adequate marketing period for the asset or liability, whether the seller is in a distressed state and whether the transaction price is an outlier compared with recent transactions. The FSP finally amends the disclosure provisions of SFAS No. 157 to require entities to disclose in interim and annual periods the inputs and valuation technique(s) used to measure fair value. The adoption of this FSP had no impact on the Company’s financial position and results of operations.

Cascades Inc.
SUBSEQUENT EVENTS
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (SFAS No. 165). The objective of SFAS No. 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date of the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company’s financial statements are issued, which is the date the Company files its unaudited interim financial statements in SEDAR and furnishes them on Form 6-K with the Securities and Exchange Commission (“SEC”). The Company adopted SFAS No. 165 in the quarter ended June 30, 2009. The adoption of SFAS No. 165 did not have a material impact on the Company’s consolidated financial statements.
Pursuant to SFAS No. 165, “Subsquent events”, the Company has updated its subsequent events disclosures through November 12, 2009, the filing date of these unaudited interim consolidated financial statements.
NON-CONTROLLING INTERESTS
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS 160, included in FASB Accounting Standards Codification™ (“ASC”) 810, “Consolidation”. SFAS 160 established new guidance governing the accounting for and reporting of noncontrolling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCIs (previously referred to as minority interests) be treated as a separate component of equity, not as a liability (as was previously the case), that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions, rather than as step acquisitions or dilution gains or losses, and that losses of a partially owned consolidated subsidiary be allocated to the NCI even when such allocation might result in a deficit balance. This standard also required changes to certain presentation and disclosure requirements. The Company adopted SFAS 160 effective as of January 1, 2009. The provisions of the standard were applied to all NCIs prospectively, except for the presentation and disclosure requirements, which were applied retrospectively to all periods presented. As a result, upon adoption, we retroactively reclassified the “Minority interests in subsidiaries” balance previously included in other liabilities to a new component of equity with respect to NCIs in consolidated subsidiaries. The adoption also impacted certain captions previously used in our Consolidated Statements of Earnings (loss) under U.S. GAAP, largely identifying net loss including NCI and net loss attributable to the Company. Additional disclosures required by this standard are also reflected in our Statement of changes in shareholders’ equity under U.S. GAAP. The adoption of SFAS 160 did not have an impact on our results of operations or financial position.
BUSINESS COMBINATIONS
In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), included in FASB ASC 805, “Business Combinations,” which changed the accounting for business acquisitions. SFAS 141R, as amended by FSP No. FAS 141-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies,” issued in April 2009, requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination. Certain provisions of this standard impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting and change accounting practices for acquisition-related restructuring costs, in-process research and development, indemnification assets and tax benefits. SFAS 141R, as amended, was effective for business combinations and adjustments to an acquired entity’s deferred tax asset and liability balances occurring after December 31, 2008. This standard had no immediate impact upon adoption, and will be applied to business combinations completed post-2008 and to applicable adjustments to acquired entity deferred tax items occurring after December 31, 2008.
DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
On January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”), included in FASB ASC 815, “Derivatives and Hedging.” This SFAS changes the disclosure requirements for derivative instruments and hedging activities, requiring us to provide enhanced disclosures about (a) how and why we use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and (c) how derivative instruments and related hedged items affect our financial position, financial performance and cash flows. The adoption of this accounting guidance did not have an impact on our results of operations or financial position, except for the presentation and disclosure requirements, which were applied prospectively.
USEFUL LIFE OF INTANGIBLE ASSETS
On January 1, 2009, the Company adopted FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), included in FASB ASC 350-30, “General Intangibles Other Than Goodwill.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). This new guidance also provides additional disclosure requirements related to recognized intangible assets. The adoption of this accounting guidance did not impact our results of operations or financial position.
EMERGING ISSUES TASK FORCE (“EITF”)
On January 1, 2009, the Company adopted EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”), included in FASB ASC 815, “Derivatives and Hedging.” This EITF Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS 133. The adoption of this accounting guidance did not change the classification or measurement of the Company’s financial statements.

Cascades Inc.
On January 1, 2009, the Company adopted EITF Issue No. 08-3, “Accounting by Lessees for Nonrefundable Maintenance Deposits” (“EITF 08-3”), included in FASB ASC 840, “Leases.” This EITF Issue addresses the accounting for nonrefundable maintenance deposits paid by the lessee to the lessor. The adoption of this accounting guidance did not impact our results of operations or financial position.
On January 1, 2009, the Company adopted EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), included in FASB ASC 323, “Investments — Equity Method and Joint Ventures.” This EITF Issue clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The adoption of this accounting guidance did not impact our results of operations or financial position.
On January 1, 2009, the Company adopted FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (“FSP 99-20-1”), included in FASB ASC 325-40, “Beneficial Interests in Securitized Financial Assets.” This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve consistency with the other-than-temporary impairment assessment and related disclosure requirements used in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and other related guidance. The adoption of this accounting guidance did not impact our results of operations or financial position.
In June 2008, the FASB issued Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share (“EPS”) data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of this Staff Position. Early application is not permitted. The adoption of this accounting guidance did not impact our results of operations or financial position.
OTHER THAN TEMPORARY IMPAIRMENT FOR DEBT SECURITIES
In April 2009, the FASB issued Staff Position (FSP) FAS 115-2 and FAS 124-2, which provides a new other-than-temporary impairment model for debt securities. This FSP was effective for financial statements issued in fiscal years (and interim periods) ending after June 15, 2009. The application of the requirements of this FSP did not have a material effect on the accompanying consolidated financial statements.
RECENT ACCOUNTING PRONOUNCEMENTS UNDER U.S. GAAP NOT YET ADOPTED
TRANSFERS OF FINANCIAL ASSETS
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets” (SFAS No. 166), which amends the derecognition guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Some of the major changes undertaken by SFAS No. 166 include:
Eliminating the concept of a Qualified Special Purpose Entity (“QSPE”) since the FASB believes, on the basis of recent experience, that many entities that have been accounted for as QSPEs are not truly passive, a belief that challenges the premise on which the QSPE exception was based.
Modifying the derecognition provisions in SFAS No. 140. Specifically, SFAS No. 166 aimed to:
•	require that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis,

•	clarify when a transferred asset is considered legally isolated from the transferor,

•	modify the requirements related to a transferee’s ability to freely pledge or exchange transferred financial assets, and

•	provide guidance on when a portion of a financial asset can be derecognized, thereby restricting the circumstances when sale accounting can be achieved to the following cases:
•	transfers of individual or groups of financial assets in their entirety and

•	transfers of participating interests
SFAS No. 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company will assess the impact of adopting this Statement on its consolidated financial statements.
FASB ACCOUNTING STANDARDS CODIFICATION
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”), included in FASB ASC 105, “Generally Accepted Accounting Principles.” SFAS 168 defines the new hierarchy for U.S. GAAP and explains how the FASB will use its ASC as the sole source for all authoritative guidance and replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which was issued in May 2008. SFAS 168 becomes effective for us beginning with our unaudited interim consolidated financial statements for the quarter ended September 30, 2009. Since SFAS 168 relates to disclosures only, the adoption of this accounting guidance will not impact our results of operations or financial position. However, because the codification completely replaces existing standards, it will affect the way U.S. GAAP is referenced within the consolidated financial statements and accounting policies.
For reporting purposes, the Codification will be effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company plans to adopt the codification in the quarter ended September 30, 2009.

Cascades Inc.
VARIABLE INTEREST ENTITIES
In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”), included in FASB ASC 810, “Consolidation,” which is a revision to FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). SFAS 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Qualified special-purpose entities (“QSPEs”) will no longer be excepted from the FIN 46(R) guidance. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. SFAS 167 becomes effective for us on January 1, 2010. The Company will assess the impact of adopting this Statement on its consolidated financial statements.
EMPLOYERS ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS
In December 2008, the FASB issued FSP FAS 132(R)-1 which amends Statement 132(R) to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The disclosures required by this FSP must be provided in the financial statements for fiscal years ending after December 15, 2009. The Company will assess the impact of adopting this guidance on its consolidated financial statements.

Cascades Inc.
11.1 Reconciliation of net earnings (loss) for the six-month period ended June 30.

	Note		2009	2008

Net earnings (loss) under Canadian GAAP			67	(29)
U.S. GAAP adjustments:
Change in fair value arising from commodity derivative financial instruments	(d	)	—	1
Inventory costs	(m	)	—	(1)
Employee future benefits	(e	)	1	(1)
Excess of redemption price of Class B preferred shares on their paid-up capital	(f	)	—	(1)
Tax effect on U.S. GAAP adjustments			—	9

Net earnings (loss) under U.S. GAAP			68	(22)

Net earnings (loss) under U.S. GAAP from continuing operations			68	(40)
Net earnings under U.S. GAAP from discontinued operations			—	18

			68	(22)

Basic and diluted net earnings (loss) under U.S. GAAP from continuing operations per common share			$0.69	$(0.40)
Basic and diluted net earnings (loss) under U.S. GAAP per common share			$0.69	$(0.22)

Cascades Inc.
11.2 Statement of changes in shareholders’ equity under U.S. GAAP for the six-month period ended June 30

2009
			Accumulated
			other		Non	Total
	Common	Contributed	comprehensive	Retained	controlling	shareholders’
	stock	surplus	income	earnings	interest	equity

Balance as at December 31, 2008	499	12	40	696	22	1,269
Redemption of common shares	(5)	—	—	3	—	(2)
Dividends paid to Cascades’ shareholders	—	—	—	(8)	—	(8)
Net earnings	—	—	—	68	(1)	67
Other comprehensive income (net of tax)	—	—	(3)	—	—	(3)

Balance as at June 30, 2009	494	12	37	759	21	1,323

2008
			Accumulated
			other		Non	Total
	Common	Contributed	comprehensive	Retained	controlling	shareholders'
	Stock	surplus	income	earnings	Interest	equity

Balance as at December 31, 2007	502	11	(79)	760	25	1,219
Redemption of common shares	(1)	—	—	(1)	—	(2)
Dividends paid to Cascades’ shareholders	—	—	—	(8)	—	(8)
Net earnings	—	—	—	(22)	—	(22)
Net changes in amounts attributable to noncontrolling interests	—	—	—	—	2	2
Other comprehensive income (net of tax)	—	—	19	—	—	19

Balance as at June 30, 2008	501	11	(60)	729	27	1,208

11.3 Reconciliation of shareholders’ equity

				As at
			As at June	December 31,
	Note		30, 2009	2008

Shareholders’ equity under Canadian GAAP — restated (note 1a))			1,309	1,256
U.S. GAAP adjustments:
Investment tax credit	(b	)	5	5
Gain realized on formation of Norampac	(c	)	44	44
Employee future benefits	(e	)	(13)	(14)
Unrecognized actuarial gains and losses and past service costs on defined benefit pension and other benefit plans	(e	)	(67)	(67)
Tax effect on above adjustments			17	16
Excess of redemption price of Class B preferred shares on their paid-up capital net of related taxes	(f	)	7	7
Non controlling interest	(k	)	21	22

Shareholders’ equity under U.S. GAAP			1,323	1,269

Cascades Inc.
11.4 Reconciliation of balance sheet

As at
June 30, 2009
				RDM	U.S.
	Note	Canadian GAAP	Adjustments	impact (i)	GAAP

Current assets		1,188	—	(110)	1,078
Property, plant and equipment	(b) (c) and (f)	1,959	33	(110)	1,882
Intangible assets, other assets and goodwill	(c) (d) and (e)	739	(39)	59	759
Total assets		3,886	(6)	(161)	3,719
Current liabilities		655	—	(127)	528
Long-term debt	(d )	1,549	9	(9)	1,549
Other liabilities	(f) and (k)	373	(29)	(25)	319
Total liabilities		2,577	(20)	(161)	2,396
Shareholders’ equity	(b) to (f) and (k)	1,309	14	—	1,323

As at
December 31, 2008
		Canadian
		GAAP
		-restated		RDM	U.S.
	Note	(note 1a))	Adjustments	impact (i)	GAAP

Current assets		1,248	—	(121)	1,127
Property, plant and equipment	(b) (c) and (f)	2,030	33	(110)	1,953
Intangible assets, other assets and goodwill	(c) (d) and (e)	753	(40)	57	770
Total assets		4,031	(7)	(174)	3,850
Current liabilities		726	—	(138)	588
Long-term debt	(d )	1,672	11	(11)	1,672
Other liabilities	(b) (f) and (k)	377	(31)	(25)	321
Total liabilities		2,775	(20)	(174)	2,581
Shareholders’ equity	(b) to (f) and (k)	1,256	13	—	1,269

11.5 Reconciliation of statement of earnings for the six-month period ended June 30

2009
	Note	Canadian GAAP	Adjustments	RDM impact (i)	U.S. GAAP

Sales		1,951	—	(118)	1,833
Costs of sales and expenses	(b), (e), (f) and (h)	1,827	2	(117)	1,712

Operating Income from continuing operations		124	(2)	(1)	121
Interest expense		52	—	(2)	50
Gain on purchases of senior notes		(14)	—	—	(14)
Foreign exchange loss on long-term debt		5	—	—	5

		81	(2)	1	80
Provision for income tax	(b), (c) (e), (f) and (h)	22	(3)	—	19
Share of results of significant influence companies		(7)	—	1	(6)

Net earnings including noncontrolling interests		66	1	—	67
Net loss attributable to noncontrolling interests		(1)	—	—	(1)

Net earnings attributable to Cascades inc.		67	1	—	68

Cascades Inc.

	Note				2008

		Canadian GAAP	Adjustments	RDM impact (i)	U.S. GAAP

Sales		1,958	—	(88)	1,870
Costs of sales and expenses	(b), (e), (f) and (h)	1,956	(1)	(85)	1,870

Operating Income from continuing operations		2	1	(3)	—
Interest expense		50	—	(2)	48
Foreign exchange loss on long term — debt		20	—	—	20

		(68)	1	(1)	(68)
Provision (recovery) for income tax	(b), (c) (e), (f) and (h)	(18)	(6)	(1)	(25)
Share of results of significant influence companies		(4)	—	—	(4)
Net earnings from discontinued operations		(18)		—	(18)

Net loss including noncontrolling interests		(28)	7	—	(21)
Net earnings attributable to noncontrolling interests		1	—	—	1

Net Loss attributable to Cascades inc.		(29)	7	—	(22)

11.6 Main adjustments explanations

a)	On January 1, 2009, the Company adopted new CICA handbook Section 3064 “Goodwill and Intangible assets”, replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and Section 3450 “Research and Development costs”. Section 3064 was adopted retroactively with restatement of prior periods. The adoption of Section 3064 essentially harmonized Canadian GAAP and U.S. GAAP.

b)	Under U.S. GAAP, investment tax credits are accounted for as a tax recovery. Under Canadian GAAP, investment tax credits are accounted for as a reduction of the underlying investment.

c)	On December 30, 1997, the Company and Domtar Inc. merged their respective containerboard and corrugated packaging operations to form Norampac Inc., a 50-50 joint venture. Under Canadian GAAP, a portion of the gain realized on the transaction of an original amount of approximately $58 million, net of related taxes, was recorded against property, plant and equipment and goodwill. Under U.S. GAAP, this gain would have been recognized in earnings on December 30, 1997. Therefore, an adjustment is required to adjust amortization expenses recorded under Canadian GAAP. The Company acquired the remaining outstanding common shares of Norampac on December 29, 2006. Therefore since this date, the goodwill is not amortized anymore and the difference recorded before became a permanent difference. In addition, under U.S. GAAP, additional liabilities have been included in the allocation of the purchase price at the date of the transaction with respect to employee future benefits with a corresponding adjustment to goodwill.

d)	In 2007, the Company adopted sections 1530, 3251, 3855 and 3865 (referred to as the “Sections”) of the CICA Handbook with respect to measurement and recognition of financial instruments, hedges, equity and comprehensive income. These Sections essentially harmonized Canadian GAAP and U.S. GAAP except for the classification of deferred financing costs. Under Canadian GAAP, those costs are added to the carrying value of the related long-term debt. Under U.S. GAAP, deferred financing costs are classified in other assets. As of June 30, 2009, the reclassification of those costs amounted to $9 million ($11 million as at December 31, 2008). With the exception of the latter, the adjustment resulting from the adoption of these Sections effective January 1, 2007 under Canadian GAAP had no impact on U.S. GAAP. Under Canadian GAAP, prior to January 1, 2007, gains and losses were charged to earnings in the same period as the respective hedged item affected earnings.

e)	Under U.S. GAAP in accordance with SFAS 158, the Company recognizes the overfunded or underfunded status of its defined benefits plans as an asset or liability with changes in that funded status recognized through comprehensive income. Prior to the adoption of SFAS 158, a minimum pension liability adjustment was recorded in accumulated other comprehensive income for plans whose accumulated benefit obligation exceeded the fair value of plan assets. The excess of its liability over the intangible assets, which can also be recorded for the plan, was recorded in comprehensive income. This adjustment is not required under Canadian GAAP. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

f)	In 2003, the Company redeemed all of the outstanding Class B preferred shares of a subsidiary for a consideration of $16 million. Under Canadian GAAP, the excess of the redemption price of $10 million over the recorded capital was included in retained earnings. Under U.S. GAAP, as these preferred shares represent a non-controlling interest, the excess of $10 million would have been recorded as an increase of $15 million to property, plant and equipment and an increase of $5 million in future income tax liabilities. The adjustment of $15 million to property, plant and equipment is amortized on a straight-line basis over a period of 20 years.

g)	Under Canadian GAAP, the Company accounts for its deferred share unit plan using the intrinsic value model. Under U.S. GAAP, the deferred share unit plan is accounted for at fair value using a Black-Scholes option pricing model. Both methods do no result in materially different results for each of the periods presented.

h)	Under U.S. GAAP, income tax expense would be reduced by $3 million for the six-month period ended June 30, 2009 (2008—nil) for tax credits relating to research and development expenses, which are recognized as a reduction of cost of sales under Canadian GAAP.

i)	Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, they are accounted for using the equity method. The different accounting treatments affect only the presentation and classification of financial statement items and not net earnings or shareholders’ equity. Rules prescribed by the U.S. Securities and Exchange Commission (“SEC”) permit the use of the proportionate consolidation method in the reconciliation to U.S. GAAP provided the joint

Cascades Inc.

venture is an operating entity and the significant financial operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the joint venture. As required, the Company discloses in note 22 the major components of its financial statements resulting from the use of the proportionate consolidation method to account for its interests in joint ventures. For Reno de Medici (“RDM”), the exemption is not possible, therefore for reconciliation purposes the joint venture has been accounted for under the equity method. The impacts are disclosed in the column RDM Impact. For the other joint ventures, the exemption applies and even under US GAAP they remain consolidated with the proportionate method.

j)	Under US GAAP, the consolidated cash flows would not be significantly different from the presentation under Canadian GAAP, except that RDM would be shown as an equity investment and not proportionally consolidated. In addition, some total in operating activities under Canadian GAAP would not be presented under U.S. GAAP.

k)	On January 1, 2009, the Company adopted SFAS 160 “Consolidation”. SFAS 160 requires that NCI be presented as a component of shareholders’ equity. As a result, NCI were reclassified from other liabilities to shareholders’ equity. Under Canadian GAAP, NCI are presented in other liabilities.

l)	Under Canadian GAAP, an investor should present and disclose its proportionate share of discontinued operations of an investment accounted under the equity method in its financial statement according to their nature. Under U.S. GAAP, discontinued operation of an investee is not separately presented in the investor’s financial statement.

m)	Prior to January 1, 2008, the cost of inventories under US GAAP included, among other things, an allocation of the depreciation expense on production equipment as well as other indirect costs. Starting January 1, 2008, the Company adopted, retroactively without restatements of prior periods, Section 3031 of the CICA Handbook establishing new measurement requirements which harmonized the Canadian and U.S. GAAP.
11.7 Additional disclosures required by US GAAP
Pension

	Six-month period ended
	June 30
	2009	2008

Service cost	5	6
Interest cost	17	17
Expected return on plan assets	(16)	(21)
Actuarial loss	3	3
Amortization of prior service cost	1	1

Net periodic pension expense	10	6

Income taxes

	Six-month period ended
		June 30
	2009	2008

Provision for (recovery of) income taxes based on the combined basic canadian and provincial income tax rate	26	(18)

Adjustment for income taxes arising from the following:
Difference in statutory income tax of foreign operations	1	(6)
Unrecognized tax benefit arising from current losses	—	7
Non-taxable portion of foreign exchange gain on long term debt	(7)	3
Permanent differences	5	(7)
Increase (decrease) in future income taxes resulting from a substantively enacted change in tax rates	(4)	—
Other	1	3

Provision for (recovery of) income taxes	22	(18)

Cascades Inc.
Earnings per share

	Six-month period ended
	June 30
	2009	2008

Net earnings	68	(22)
Weighted average number of common shares (millions)	98.0	98.9
Effect of dilutive securities (millions)	—	—

Adjusted weighted average number of diluted common shares (millions)	98.0	98.9
Basic and diluted net earnings (loss) per share	$0.69	$(0.22)

Inventories

	As at
	June 30,	As at
	2009	December 31, 2008

Finished goods	270	261
Raw materials	124	150
Supplies	157	169

	551	580

Cascades Inc.
Derivatives and hedging activities and fair value measurement
The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of the financial market and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures.
Risk management is carried out by a central treasury department and management committee acting under policies approved by the Board of Directors. They identify, evaluate and hedge financial risks in close cooperation with the business units. The board provides guidance for overall risk management, covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.
a) Market risk
(i) Currency risk
The Company operates internationally and is exposed to foreign exchange risks arising from various currencies as a result of its export of goods produced in Canada, the United States, France and Germany. These risks are partially covered by purchases, debt and forward exchange contracts. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.
Management has implemented a policy to manage foreign exchange risk against its functional currency. The Company manages the foreign exchange exposure by entering into various foreign exchange forward contracts and currency option instruments related to anticipated sales, purchases, interest expense and repayment of long-term debt. The Company may designate these foreign exchange forward contracts as a cash flow hedge of future anticipated sales, purchases, interest expense and repayment of long-term debt denominated in foreign currencies. Gains or losses from these derivative financial instruments designated as hedges are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustments to sales, cost of sales, interest expense or foreign exchange on long term-debt in the same period as the respective hedged item affects earnings.
The Company’s risk management policy is to hedge up to 50% of anticipated cash flows (mainly export sales and purchases of raw materials) in each major foreign currency for the subsequent 12 months. However, the policy enables the Company to increase the hedge to 90% for a certain period or to allow the hedge period up to 36 months. In 2008, approximately 26% of sales from our Canadian operations were made to the United States and 20% of sales from European operations (excluding Sweden and Italia) were made in countries in a currency other than the euro. Our operation in Sweden is also exposed to currency risk, mainly the euro and the British pound (GBP). The total sales of 2008 from this operation impacted by euro or GBP were approximately $44 million.

Cascades Inc.
The following table presents the currency values under contracts outstanding as of June 30, 2009:
Repayment of long-term debt

				Location of Gain
				(Loss)
				Reclassified from
				Accumulated
				Other Comprehensive Loss
				into
		Notional amount	Fair value	Income (Effective
	Maturity	(in millions)	(in millions)	Portion)

Hedge of forecasted repayment of long-term debt designated as cash flow hedges:
Foreign exchange forward contracts (US$ for CAN$)	Feb. 2013	US$310	(10.6)	Foreign exchange loss (gain) on long-term debt
Foreign exchange forward contracts (US$ for CAN$)	May 2013	US$50	(1.8)	Foreign exchange loss (gain) on long-term debt

Total			(12.4)

Repayment of long-term debt designated as economic hedges:
Currency option sold to buy US$(US$ for CAN$)	Feb. 2013	US$37.5	(2.3)	Foreign exchange loss (gain) on long-term debt
Gain (loss) on derivative financial instruments			(14.7)

Sales, purchases and interest expense

				Location of Gain
				(Loss)
				Reclassified from
				Accumulated
				Other Comprehensive Loss
				into
		Notional amount	Fair value	Income (Effective
	Maturity	(in millions)	(in millions)	Portion)

Hedge of forecasted sales designated as cash flow hedges:
Foreign exchange forward contracts to buy US$ (US$ for CAN$)	0 to 12 months	US$10.9	(0.6)	Sales
Foreign exchange forward contracts (US$ for CAN$)	0 to 12 months	US$58.3	—	Sales
Foreign exchange forward contracts (US$ for CAN$)	13 to 36 months	US$65.3	0.9	Sales
Foreign exchange forward contracts (US$ for €)	0 to 12 months	US$0.1	—	Sales
Foreign exchange forward contracts (GBP for SEK)	0 to 12 months	GBP1.7	—	Sales
Foreign exchange forward contracts (€ for SEK)	0 to 12 months	€4.7	(0.5)	Sales
Foreign exchange forward contracts (GBP for €)	0 to 12 months	GBP2.1	(0.2)	Sales
Foreign exchange forward contracts (€ for CAN)	0 to 12 months	€0.2	—	Sales
Currency option instruments (US$ for CAN$)	0 to 12 months	US$29.5	(1.4)	Sales
Currency option instruments (US$ for CAN$)	13 to 36 months	US$15.0	0.7	Sales
Currency option instruments (GBP$ for €)	0 to12 months	GBP0.7	—	Sales

Total			(1.1)

Hedge of forecasted sales designated as economic hedges:
Currency option sold (US$ for CAN$)	0 to 12 months	US$6.0	(0.6)	Sales
Gain (loss) on derivative financial instruments			(1.7)

Cascades Inc.
Risk of currency on translation of self-sustaining foreign subsidiaries
The Company has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. The Company may designate part of its long-term debt denominated in foreign currencies as a hedge of the net investment in self-sustaining foreign subsidiaries. Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.
The critical terms of the hedging instruments and the hedged item match. As a result, there were no amounts reflected in the Consolidated Statement of Earnings for the three and six-month periods ended June 30, 2009 resulting from hedge ineffectiveness. For the three and six-month periods ended June 30, 2009, $51 million and $35 million pre-tax, respectively, were reclassified from Foreign exchange loss on long-term debt in the Consolidated Statement of Earnings to Accumulated Other Comprehensive Income.
(ii) Price risk
The Company is exposed to commodity price risk on old corrugated containers, electricity and natural gas. The Company uses derivative commodity contracts to help manage its production costs. The Company may designate these derivatives as cash flow hedges of anticipated purchases of raw material, natural gas and electricity. Gains or losses from these derivative financial instruments designated as hedges are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustments to cost of sales in the same period as the respective hedged item affects earnings.

				Location of Gain (Loss)
				Reclassified from
				Accumulated
				Other Comprehensive
			Fair value	Loss into
	Maturity	Notional quantity	(in millions)	Income (Effective Portion)

Hedge of forecasted purchases designated as cash flow hedges:
Sorted office papers	2009 to 2010	7,200 s.t.	(0.2)	Cost of sales
Electricity	2009 to 2011	162,374 MWh	(4.4)	Cost of sales
Natural gas:
				Cost of sales
Canadian portfolio	2009 to 2012	2,989,000 GJ	(0.2)	Cost of sales
U.S. porfolio	2009 to 2013	4,544,250 mmBtu	(7.8)	Cost of sales

Total			(12.6)

Repayment of long-term debt designated as economic hedges:
Old corrugated containers	2009 to 2011	144,000 s.t.	(6.5)	Cost of sales

Gain (loss) on derivative financial instruments			(19.1)

Cascades Inc.
(iii) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of change in market interest rates.
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rate expose the Company to fair value interest rate risk.
When appropriate, the Company analyzes its interest rate risk exposure. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on earnings of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions. As at December 31, 2008, approximately 31% (2007—42%) of the Company’s long-term debt was at variable rates.
In addition, the Company holds one interest rate swap agreement not designated as a hedge. This agreement, maturing in 2012, has been contracted to fix interest rate of 9.47% on a notional amount of US$2.1 million. As at December 31, 2008, this agreement is recorded as a liability at its fair value of $0.6 million (2007—$0.4 million).
The Company enters into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising from the unsecured senior notes. In April 2004, the Company entered into interest rate swap agreements for a notional amount of $50 million, maturing in 2013. These agreements are designated as hedges of the change in fair value of an equivalent portion of the Company’s 6.75% Unsecured senior notes. Gains or losses from these derivative financial instruments are recorded in earnings as interest expense.
However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured senior notes. This amount is presented in other debt. Accordingly, the interest rate changed from a fixed rate of 6.75% to an average floating rate paid in 2008 of 6.40% (2007—6.89%) on a notional amount of US$50 million. As at December 31, 2008, the fair value of these instruments represented an unrealized gain of $2 million (2007—unrealized loss of $0.3 million).

Cascades Inc.
The Effect of Derivative Instruments on the Consolidated Statement of Earnings and Consolidated Statement of Shareholders’ Equity

	Gain (Loss) Recognized in
	Accumulated Other Comprehensive		Gain (Loss) Reclassified from
	Loss on Derivatives (Effective		Accumulated Other Comprehensive
	Portion)		Loss into Income (Effective Portion)

	For the three-	For the three-	For the three-	For the three-
	month period	month period	month period	month period
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2009	2008	2009	2008
Derivatives designated as cash flow hedging instruments:
Currency contracts	28	—	(53)	2
Commodity contracts	3	5	(5)	2
Net investment in foreign operations	39	—	(39)	—
Derivatives interest rate swap designated as fair value hedging instruments	—	1	—	—
Income taxes	(15)	(2)	14	(1)

Total	55	4	(83)	3

	Gain (Loss) Recognized in
	Accumulated Other Comprehensive		Gain (Loss) Reclassified from
	Loss on Derivatives (Effective		Accumulated Other Comprehensive
	Portion)		Loss into Income (Effective Portion)

	For the six-	For the six-	For the six-	For the six-
	month period	month period	month period	month period
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2009	2008	2009	2008
Derivatives designated as cash flow hedging instruments:
Currency contracts	29	(3)	(41)	3
Commodity contracts	(1)	11	(10)	2
Net investment in foreign operations	25	—	(25)
Income taxes	(12)	(3)	13	(2)

Total	41	5	(63)	3

Cascades Inc.
Fair Value of financial instruments

		As at		Classification
	As at June 30,	December 31,		on the balance
	2009	2008	Level	sheet
Asset derivatives
Derivatives designated as cash flow hedging instruments:
Currency contracts	—	12	2	Other assets
Commodity contracts	3	—	2	Other assets
Derivatives interest rate swap designated as fair value hedging instruments	—	—	2	Other assets

Total assets	3	12

Liabilities derivatives
Derivatives designated as cash flow hedging instruments:
Currency contracts	12	17	2	Other liabilities
Commodity contracts	12	11	2	Other liabilities
Derivatives interest rate swap designated as fair value hedging instruments	—	—	2	Other liabilities

Total Liabilities	24	28

(a)	Fair value of the Company’s derivatives is classified under Level 2 (inputs that are observable; directly or indirectly) as it is measured as follows:

•	For currency contracts: Fair value is measured using techniques derived from the Black-Scholes pricing model. Interest rates, forward market rates and volatility are used as inputs for such valuation techniques.

•	For commodity contracts: Fair value is measured using the discounted difference between contractual rates and quoted market future rates.

(b)	Fair value of the Company’s long-term debt is classified under Level 1 (quoted market prices for identical assets and liabilities in active markets) since it is measured by comparison to market prices of identical debt instruments.

Cascades Inc.
11.8 Supplemental condensed consolidating financial information
The 6.75% and the 7.25% unsecured senior notes (jointly referred to as the “senior notes”) of the Company are fully and unconditionally guaranteed on a joint and several basis by the Company’s subsidiaries located in Canada and the United States (the “Subsidiary Guarantors”). The composition of Subsidiary Guarantors may change from time to time due to acquisitions or disposals. When such a change occurs, comparative figures are restated to reflect the new composition of the Subsidiary Guarantors. The senior notes are not guaranteed by the Company’s other subsidiaries or by any of its joint ventures (the “Non-guarantor Subsidiaries”). The following supplemental condensed consolidated financial information sets forth, on an unconsolidated basis, the balance sheets as at June 30, 2009 and December 31, 2008 and the statements of earnings and cash flows for the six-month period ended June 30, 2009 and 2008 for Cascades Inc. (the “Parent Company”), and on a combined basis for the Subsidiary Guarantors and the Non-guarantor Subsidiaries. The supplemental condensed consolidated financial information, which has been prepared in accordance with Canadian GAAP, reflects the investments of the Parent Company in the Subsidiary Guarantors and the Non-guarantor Subsidiaries using the equity method. Investments of Subsidiary Guarantors in Non-guarantor Subsidiaries are also accounted for using the equity method.
a) Condensed consolidating balance sheets under Canadian GAAP

	As at
	June 30,
2009
	Parent	Subsidiary	Non-guarantor	Elimination
	Company	Guarantors	Subsidiaries	adjustments	Consolidated
	$	$	$	$	$

Assets
Current assets
Cash and cash equivalents	—	3	9	—	12
Accounts receivable	4	447	187	(13)	625
Inventories	—	440	113	(2)	551

	4	890	309	(15)	1,188

Property, plant and equipment	—	1,641	314	4	1,959
Intangible assets	—	107	25	—	132
Other assets	2,778	583	214	(3,289)	286
Goodwill	—	309	6	6	321

	2,782	3,530	868	(3,294)	3,886

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	—	42	41	—	83
Accounts payable and accrued liabilities	27	357	161	(11)	534
Current portion of long-term debt	—	2	36	—	38

	27	401	238	(11)	655

Long-term debt	1,399	1,831	267	(1,948)	1,549
Other liabilities	47	263	18	45	373

	1,473	2,495	523	(1,914)	2,577

Shareholders’ equity
Capital stock	510	979	161	(1,140)	510
Retained earnings	717	67	187	(254)	717
Accumulated other comprehensive income (loss)	82	(11)	(3)	14	82

	1,309	1,035	345	(1,380)	1,309

	2,782	3,530	868	(3,294)	3,886

Cascades Inc.

	As at
	December 31,
2008 Restated (note 1a))
	Parent	Subsidiary	Non-guarantor	Elimination
	Company	Guarantors	Subsidiaries	adjustments	Consolidated
	$	$	$	$	$

Assets
Current assets
Cash and cash equivalents	—	3	8	—	11
Accounts receivable	101	485	210	(139)	657
Inventories	—	459	122	(1)	580

	101	947	340	(140)	1,248

Property, plant and equipment	—	1,711	314	5	2,030
Intangible assets	—	121	28	—	149
Other assets	2,973	659	248	(3,597)	283
Goodwill	—	309	6	6	321

	3,074	3,747	936	(3,726)	4,031

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances	—	44	60	—	104
Accounts payable and accrued liabilities	29	511	183	(137)	586
Current portion of long-term debt	—	2	34	—	36

	29	557	277	(137)	726

Long-term debt	1,745	1,799	319	(2,191)	1,672
Other liabilities	44	263	21	49	377

	1,818	2,619	617	(2,279)	2,775

Shareholders’ equity
Capital stock	515	1,049	129	(1,178)	515
Retained earnings	656	16	182	(198)	656
Accumulated other comprehensive income (loss)	85	63	8	(71)	85

	1,256	1,128	319	(1,447)	1,256

	3,074	3,747	936	(3,726)	4,031

Cascades Inc.
b)	Condensed Consolidating Statements of Earnings under Canadian GAAP for the six-month periods ended June 30

2009
	Parent	Subsidiary	Non-Guarantor	Elimination
	Company	Guarantors	Subsidiaries	adjustments	Consolidated
	$	$	$	$	$

Sales	—	1,580	401	(30)	1,951

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	1	1,186	345	(30)	1,502
Depreciation and amortization	—	92	17	—	109
Selling and administrative expenses	4	174	38	—	216
Losses on disposal and others	—	1	—	—	1
Impairment and other restructuring costs	—	8	—	—	8
Gain on financial instruments	—	(9)	—	—	(9)

	5	1,452	400	(30)	1,827

Operating income (loss) from continuing operations	(5)	128	1	—	124
Interest expense	(8)	65	(5)	—	52
Gain on purchases of senior notes	(14)	—	—	—	(14)
Foreign exchange loss on long-term debt	5	—	—	—	5

	12	63	6	—	81

Provision for (recovery of) income taxes	(2)	24	—	—	22
Share of results of significantly influenced companies	(53)	(16)	—	62	(7)
Non controlling interests	—	—	—	(1)	(1)

Net earnings (loss) for the period	67	55	6	(61)	67

Cascades Inc.

2008
	Parent	Subsidiary	Non-guarantor	Elimination
	Company	Guarantors	Subsidiaries	Adjustments	Consolidated
	$	$	$	$	$

Sales	—	1,523	505	(70)	1,958

Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	—	1,275	432	(59)	1,648
Depreciation and amortization	—	90	14	—	104
Selling and administrative expenses	—	153	36	2	191
Losses (gains) on disposal and other	—	7	(2)	—	5
Impairment and other restructuring costs	—	12	9	(5)	16
Gain on financial instruments	—	(8)	—	—	(8)

	—	1,529	489	(62)	1,956

Operating income from continuing operations	—	(6)	16	(8)	2
Interest expense	(11)	67	(6)	—	50
Foreign exchange loss on long-term debt	20	—	—	—	20

	(9)	(73)	22	(8)	(68)

Provision for (recovery of) income taxes	(1)	(24)	7	—	(18)
Share of results of significantly influenced companies and dilution gain	39	(6)	(1)	(36)	(4)
Non controlling interest	—	—	—	1	1

Net earnings (loss) from continuing operation	(47)	(43)	16	27	(47)
Net earnings (loss) from discontinued operation	18	18	20	(38)	18

Net earnings (loss) for the period	(29)	(25)	36	(11)	(29)

Cascades Inc.
c)	Condensed Consolidating Statements of Cash Flows under Canadian GAAP for the six-month periods ended June 30

2009
	Parent	Subsidiary	Non-guarantor	Elimination
	Company	Guarantors	Subsidiaries	adjustments	Consolidated
	$	$	$	$	$

Operating activities from continuing operations
Net earnings for the period	67	55	6	(61)	67
Adjustments for
Depreciation and amortization	—	92	17	—	109
Loss on disposal and other	—	1	—	—	1
Impairment and other restructuring costs	—	6	(3)	—	3
Unrealized gain on financial instruments	—	(14)	—	—	(14)
Foreign exchange loss on long-term debt	5	—	—	—	5
Gain on purchases of senior notes	(14)	—	—	—	(14)
Future income taxes	(3)	3	(1)	—	(1)
Share of results of significantly influenced companies and dilution gain	(53)	(16)	—	62	(7)
Non-controlling interest	—	—	—	(1)	(1)
Others	9	(3)	(1)	(4)	1

	11	124	18	(4)	149

Changes in non-cash working capital components	94	(103)	6	3	—

	105	21	24	(1)	149

Investing activities from continuing operations
Purchases of property, plant and equipment	—	(50)	(25)	3	(72)
Proceeds from disposal of property, plant and equipment	—	1	1	—	2
Decrease (increase) in other assets	186	(17)	4	(184)	(11)

	186	(66)	(20)	(181)	(81)

Financing activities from continuing operations
Bank loans and advances	—	(1)	(20)	2	(19)
Change in revolving credit facilities	(271)	253	(24)	(3)	(45)
Purchases of senior notes	(18)	—	—	—	(18)
Increase in other long-term debt	—	26	31	(32)	25
Payments of other long-term debt	—	(219)	(22)	236	(5)
Early settlement of foreign exchange contracts	8	—	—	—	8
Net proceeds from issuances of common shares	—	—	36	(36)	—
Redemption of common shares	(2)	(10)	—	10	(2)
Dividends	(8)	(1)	(4)	5	(8)

	(291)	48	(3)	182	(64)

Change in cash and cash equivalents during the year from continuing operations	—	3	1	—	4
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	—	(3)	—	—	(3)

Net change in cash and cash equivalents during the period	—	—	1	—	1
Cash and cash equivalents—Beginning of period	—	3	8	—	11

Cash and cash equivalents—End of period	—	3	9	—	12

Cascades Inc.

2008
	Parent	Subsidiary	Non-guarantor	Elimination
	Company	Guarantors	Subsidiaries	adjustments	Consolidated
	$	$	$	$	$

Operating activities from continuing operations
Net earnings (loss) for the period	(29)	(25)	36	(11)	(29)
Net earnings (loss) from discontinued operations	(18)	(18)	(20)	38	(18)

Net earnings (loss) from continuing operations	(47)	(43)	16	27	(47)
Adjustments for
Depreciation and amortization	—	90	14	—	104
Losses on disposal	—	—	6	(1)	5
Impairment and other restructuring costs	—	1	—	2	3
Unrealized gain on financial instruments	—	(7)	—	—	(7)
Foreign exchange loss (gain) on long-term debt	20	—	—	—	20
Future income taxes	—	(32)	(1)	—	(33)
Share of results of significantly influenced companies and dilution gain	39	(6)	(1)	(36)	(4)
Non-controlling interest	—	—	—	1	1
Others	1	(1)	(2)	(2)	(4)
Early settlement of natural gaz contracts	—	15	—	—	15

	13	17	32	(9)	53

Changes in non-cash working capital components	(58)	45	(31)	8	(36)

	(45)	62	1	(1)	17

Investing activities from continuing operations
Purchases of property, plant and equipment	—	(62)	(17)	(4)	(83)
Proceeds from disposal of property, plant and equipment	—	7	—	(2)	5
Decrease in other assets	—	8	5	(11)	2
Cash of a joint venture	—	3	2	1	6

	—	(44)	(10)	(16)	(70)

Financing activities from continuing operations
Bank loans and advances	—	(2)	(2)	(1)	(5)
Change in revolving credit facilities	55	(14)	(9)	(10)	22
Increase in other long-term debt	—	2	(24)	22	—
Payments of other long-term debt	—	(3)	(5)	2	(6)
Redemption of common shares	(2)	(2)	—	2	(2)
Dividends	(8)	—	—	—	(8)

	45	(19)	(40)	15	1

Change in cash and cash equivalents during the year from continuing operations	—	(1)	(49)	(2)	(52)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	—	1	42	—	43

Net change in cash and cash equivalents during the period	—	—	(7)	(2)	(9)

Translation adjustments on cash and cash equivalents	—	—	3	2	5
Cash and cash equivalents—Beginning of period	—	7	18	—	25

Cash and cash equivalents—End of period	—	7	14	—	21

Cascades Inc.
11.9	Summary of differences between Canadian and United States generally accepted accounting principles
As disclosed in note 1, these consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. As well, the supplemental condensed consolidating financial information presented in note 11.8, has been prepared in accordance with Canadian GAAP which differs in certain respects from U.S. GAAP. Such differences, as they relate to the Subsidiary Guarantors, are summarized below.
1	Reconciliation of Subsidiary Guarantors’ unaudited condensed consolidating net earnings (loss) for the six-month periods ended June 30

	Note 11.6		2009	2008

Net earnings (loss) under Canadian GAAP			55	(25)
U.S. GAAP adjustments:
Investment tax credit	(b	)	—	—
Change in fair value arising from commodity derivative financial instruments	(d	)	—	1
Inventory costs				(1)
Employee future benefits	(e	)	1	(1)
Excess of redemption price of Class B preferred shares on their paid-up capital	(f	)	—	(1)
Tax effect on U.S. GAAP adjustments			—	9

Net earnings (loss) under U.S. GAAP			56	(18)

Net earnings (loss) under U.S. GAAP from continuing operations			56	(16)
Net loss under U.S. GAAP from discontinued operations	(l	)	—	(2)

			56	(18)

Cascades Inc.
2	Reconciliation of Subsidiary Guarantors’ unaudited condensed consolidating balance sheet

		As at
		June 30, 2009
				U.S.
	Note 11.6	Canadian GAAP	Adjustments	GAAP

Current assets		890	—	890
Property, plant and equipment	(b) (c) and (f)	1,641	33	1,674
Intangible assets, other assets and goodwill	(c) (d) and (e)	1,078	(48)	1,030

Total assets		3,609	(15)	3,594

Current liabilities		401	—	401
Long-term debt	(d )	1,841	—	1,841
Other liabilities	(b) to (f) and (k)	288	(8)	280

Total liabilities		2,530	(8)	2,522

Shareholders’ equity	(b) to (f) and (k)	1,079	(7)	1,072

		As at
		December 31,
		2008
		(audited)
		Canadian		U.S.
	Note 11.6	GAAP	Adjustments	GAAP

Current assets		947	—	947
Property, plant and equipment	(b) (c) and (f)	1,711	33	1,744
Intangible assets, other assets and goodwill	(c) (d) and (e)	1,089	(51)	1,038

Total assets		3,747	(18)	3,729

Current liabilities		557	—	557
Long-term debt	(d )	1,799	—	1,799
Other liabilities	(b) to (f) and (k)	263	(9)	254

Total liabilities		2,619	(9)	2,610

Shareholders’ equity	(b) to (f) and (k)	1,128	(9)	1,119

Cascades Inc.
3	Reconciliation of Subsidiary Guarantors’ unaudited condensed consolidating statement of earnings for the six-month periods ended June 30

				2009
	Note 11.6	Canadian GAAP	Adjustments	U.S. GAAP

Sales		1,580	—	1,580
Costs of sales and expenses	(b) and (e) (f) (h)	1,452	2	1,454

Operating income from continuing operations		128	(2)	126
Interest expense		65	—	65

		63	(2)	61
Provision for income taxes	(b), (c) (e), (f) and (h)	24	(3)	21
Share of results of significantly influenced companies		(16)	—	(16)

Net earnings attributable to Cascades inc.		55	1	56

				2008
	Note 11.6	Canadian GAAP	Adjustments	U.S. GAAP

Sales		1,523	—	1,523
Costs of sales and expenses	(b) and (e)	1,529	(1)	1,528

Operating income from continuing operations		(6)	1	(5)
Interest expense		67	—	67

		(73)	1	(72)
Recovery of provision for income taxes	(b), (c) (e), (f) and (h)	(24)	(6)	(30)
Share of results of significantly influenced companies	(l)	(6)	(20)	(26)
Net earnings from discontinued operations	(l)	(18)	20	2

Net Loss attributable to Cascades Inc.		(25)	7	(18)